SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TOLL BROTHERS, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
(TITLE OF CLASS OF SECURITIES)
NOT APPLICABLE
(CUSIP NUMBER OF CLASS OF SECURITIES)
JOEL H. RASSMAN
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
TOLL BROTHERS, INC.
250 GIBRALTAR ROAD
HORSHAM, PA 19044
(215) 938-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)
COPIES TO:
DARRICK M. MIX, ESQUIRE
WOLFBLOCK LLP
1650 ARCH STREET, 22ND FLOOR
PHILADELPHIA, PA 19103-2097
(215) 977-2006

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐     third-party tender offer subject to Rule 14d-1
     ☑     issuer tender offer subject to Rule 13e-4
     ☐     going private transaction subject to Rule 13e-3
     ☐     amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     On February 8, 2008, Toll Brothers, Inc. (the “Company”) filed with the Securities and Exchange Commission its Notice of Annual Meeting of Stockholders and Proxy Statement on Schedule 14A (“proxy materials”), a copy of which is filed as Exhibit 99.1 to this Schedule TO and incorporated herein by reference. The proxy materials included a proposal for stockholders to approve certain plan amendments to authorize a voluntary stock option exchange program for employees other than executive officers and directors (the “exchange program”). At its 2008 Annual Meeting of Stockholders held on March 12, 2008, the Company’s stockholders voted to approve the plan amendments to authorize the exchange program. The Company has decided to proceed with an exchange program that is scheduled to commence on June 16, 2008.
     Neither this information nor the proxy materials constitute an offer to purchase or a solicitation of an offer to sell the Company’s securities. Upon commencement of the exchange program on June 16, 2008, the Company will provide option holders who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the exchange program. Persons who are eligible to participate in the exchange program should read these written materials carefully when they become available because they will contain important information about the exchange program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the exchange program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov on and after June 16, 2008. Eligible holders of the Company’s options may obtain a written copy of the tender offer documents, when available, by contacting Toll Brothers, Inc., Attention: Investor Relations, 250 Gibraltar Road, Horsham, PA 19044, or by telephone at (215) 938-5196.
Item 12. Exhibits.

EXHIBIT
NUMBER	DESCRIPTION

99.1	Notice of Annual Meeting of Stockholders and Proxy Statement for the 2008 Annual Meeting of Stockholders (incorporated by reference to Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 8, 2008).